FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the nine months ended December 31, 2008 which was filed with the Tokyo Stock Exchange on February 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 5, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Nine Months Ended December 31, 2008

(Prepared in Accordance with U.S. GAAP)

February 5, 2009

KONAMI CORPORATION
Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Nine Months Ended December 31, 2008

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Nine months ended December 31, 2008	234,011	34,712	31,703	17,826
% change from previous period	5.1%	25.7%	15.7%	17.3%
Nine months ended December 31, 2007	222,746	27,610	27,390	15,201
% change from previous period	4.9%	3.4%	3.1%	4.2%

	Basic net income per share (yen)	Diluted net income per share (yen)
Nine months ended December 31, 2008	129.72	129.72
Nine months ended December 31, 2007	110.72	110.70

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Stockholders’ equity ratio	Stockholders’ equity per share
December 31, 2008	327,684	189,811	57.9%	1,380.83
March 31, 2008	319,248	182,759	57.2%	1,330.88

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	Interim	Year end	Annual
Year ended March 31, 2008	27.00	27.00	54.00
Year ending March 31, 2009	27.00	—
-Forecast-	—	27.00	54.00

Change in forecasts of dividends during the three months ended December 31, 2008: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2009

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2009	307,000	39,000	36,000	18,500	134.58
% change from previous year	3.2%	15.3%	9.6%	0.8%

Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended December 31, 2008: Yes

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2)	Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1. Changes accompanying amendment of accounting standard: Yes

2. Other: None

Please refer to page 10 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Nine months ended December 31, 2008	143,500,000 shares
	Year ended March 31, 2008	143,500,000 shares
2.	Number of Treasury Stock:
	Nine months ended December 31, 2008	6,038,344 shares
	Year ended March 31, 2008	6,178,443 shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2008	137,422,938 shares
	Nine months ended December 31, 2007	137,282,833 shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 for information regarding the assumptions and other related items used in the preparation of these forecasts.

Business Performance

1. Consolidated Results of Operations

(1) Business Overview

The sudden slowdown in the global economy and prevailing economic uncertainty due to the spread of financial unrest around the world, decline in personal spending, appreciation of the yen and other factors have brought about a severe business environment surrounding KONAMI CORPORATION and its subsidiaries (“Konami”). In the entertainment industry, the amusement arcades’ market was under such severe conditions resulting from, for instance, credit contractions. Owing to the widespread distribution of game consoles and handheld game devices, the home video game market continued strong, with a focus in North America and Europe.

Despite expectations for greater demand and interest in products for the maintenance and promotion of good health, including efforts to combat metabolic syndrome, it was a harshly-competitive business environment for the health and fitness industry. Deteriorating employment situations and other factors have increased anxiety over the future and the need to safeguard one’s livelihood, accelerating a curb on consumer spending.

Against this backdrop, our Digital Entertainment segment saw steady sales in home video game software for PRO EVOLUTION SOCCER 2009, which was sold in Europe for multiple platforms. Sales of products for card games also displayed a strong showing.

In our Health & Fitness segment, we strove to enhance services supporting good health by opening new fitness clubs under our direct management, increasing the number of facilities outsourced to us and promoting the computerization of health management and introduction of health-enhancement programs, as well as expanding our product lineup.

Sales were steady in our Gaming & System segment of slot machines such as the K2V series and Advantage 5 as well as the Konami Casino Management System and participation agreements (a profit-sharing equipment sales method). We continued to endeavor to expand our market share, with a focus on North America.

In terms of the consolidated results for the nine months ended December 31, 2008, net revenues amounted to ¥234,011 million (a year-on-year increase of 5.1%), operating income was ¥34,712 million (a year-on-year increase of 25.7%), income before income taxes was ¥31,703 million (a year-on-year increase of 15.7%), and net income was ¥17,826 million (a year-on-year increase of 17.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	% change
Digital Entertainment	¥134,412	¥148,711	10.6
Health & Fitness	64,985	67,737	4.2
Gaming & System	12,645	13,297	5.2
Other and Eliminations	10,704	4,266	(60.1)

Consolidated net revenues	¥222,746	¥234,011	5.1

Digital Entertainment

Computer & Video Games business: METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, released simultaneously around the world in June 2008, was named by the U.S. major video gaming site Game Spot, the Game of the Year in its Best of 2008 roundup of winning titles. The METAL GEAR series is exhibiting its strength as a brand, steadily increasing the number sold year-to-date to more than 4.5 million units as of the end of this consolidated third quarter. Furthermore, in November 2008, the online action game METAL GEAR ONLINE surpassed 1 million accounts worldwide in roughly the first four months since the service was launched in June 2008. Meanwhile, a license agreement was concluded with the Union of European Football Associations (UEFA) for WORLD SOCCER Winning Eleven 2009 (known as PRO EVOLUTION SOCCER 2009 in the U.S. and Europe). The inclusion of the much-awaited UEFA Champions League mode further enhanced the strength of this product, with 7.41 million units sold for the Winning Eleven series overall.

In Japan, QUIZ MAGIC ACADEMY DS, the DS version of the hit arcade game QUIZ MAGIC ACADEMY, went on sale and has achieved great popularity. This game enables coordination with the arcade version of QUIZ MAGIC ACADEMY V. It can also download the latest quiz data or check the national quiz matchup rankings using a special original mode. In addition, Enchanted Folk and the School of Wizardry, a communication game for enjoying campus life at a magic academy, and GENSO SUIKODEN TIERKREIS, the latest title in the fantasy RPG GENSO SUIKODEN series, were released to favorable reviews. In animation titles A penguin’s troubles saikyo penguin densetsu! and standard favorites pawapurokun pocket11 sold steadily, contributing to stable revenues.

Amusement business: A horserace-simulation game using racehorse cards HORSERIDERS, which utilizes the e-AMUSEMENT service linking amusement arcades nationwide through its network, remained strong. Meanwhile MAH-JONG FIGHT CLUB7, the latest offering in the series, maintained the series’ popularity thanks in part to the addition of a new league system feature. Sales were firm for BASEBALL HEROES 2008 , which employs the largest number of baseball cards (514) in the history of the BASEBALL HEROES series, and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2008, which loads the long-awaited option enabling game players to choose from 126 European soccer club teams.

Among token-operated game machines for commercial arcades, FantasicFever3 TwinkleFairytale, an extra-large token-operated game machine, recorded favorable sales. ETERNAL KNIGHTS2, which contains dungeon RPG elements, and the Tower Pusher series — the WONDERMARCH and the METEOR SPARK, the first single-pusher machines to utilize the “e-AMUSEMENT” service — enjoyed healthy sales. However since October, there has been a shift in demand as a result of the disturbing effects caused by the current severe business environment.

Card games business: We continued to record favorable sales in the YU-GI-OH! TRADING CARD GAME series.

In North America, DanceDanceRevolution has gained popularity and continued to enjoy favorable sales, with the standard favorite and KARAOKE REVOLUTION American Idol ENCORE 2, which were sold under multiple platforms, sold well. Castlevania: Order of Ecclesia, for the Nintendo DS platform also sold briskly, pushed by the deep-rooted popularity of the AKUMA JO DRACULA (known outside Japan as Castlevania) series. Repeat sales of DanceDanceRevolution SuperNOVA 2, DanceDanceRevolution HOTTEST PARTY and KARAOKE REVOLUTION American Idol ENCORE, all of which went on sale previous fiscal year, were all strong.

In Europe, DancingStage Hottest Party sold briskly, while PRO EVOLUTION SOCCER 2008 besides new soccer titles, released in the previous fiscal year, remained popular. The Wii version has sold particularly well. Meanwhile online distribution of GTI Club+ RALLY COTE D’AZUR, a driving game for PlayStation 3 that can be played in an online multiplayer mode, began at PlayStation Stores.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2008 of this segment amounted to ¥148,711 million (a year-on-year increase of 10.6%).

Health & Fitness

Operation of fitness clubs: With consumer spending held down in Japan as the U.S. originated financial crisis shrank the markets and brought uncertainty over employment prospects, the competition continues to intensify in the fitness club industry. This is due to an increase in the opening of competitor outlets and severe conditions against bringing in new customers. Despite such circumstances, Konami was no exception in striving to enhance quality, both in terms of facility services and products offered. Efforts made included the opening of new fitness clubs and expansion of the product lineup.

Regarding directly managed facilities, new fitness clubs were opened in Shin-Nagata (Hyogo Prefecture), Musashi-Kosugi (Kanagawa Prefecture) and Imazato (Osaka Prefecture) in this consolidated first quarter accounting period, and Izumi-Chuo (Osaka Prefecture) and Kawaguchi (Saitama Prefecture) in this consolidated third quarter accounting period, November, 2008. Services that leverage the characteristic feature of each facility is being provided, such as an open-air bath, specialized pool for walking and women-only wellness room at the club in Izumi-Chuo and a spacious 595 sq. meters (6,405 sq. feet) machine gym at the Kawaguchi club in LaLa garden KAWAGUCHI, a community-based commercial facility. The Targeting Waist Program for countering metabolic syndrome was simultaneously introduced at directly managed facilities nationwide in Japan in August, 2008. Furthermore, the name of the facilities of the former Sportsplex Japan Co., Ltd., merged effective June 30, 2008 by Konami Sports & Life Co., Ltd., was changed to Konami Sports Club in October, thereby further enriching and expanding the network of directly-owned Konami Sports Club facilities.

Operation of sports facilities outsourced to us: In the management of sports facilities outsourced to Konami, six facilities, including Shitsugen no Kaze Arena Kushiro (Hokkaido Prefecture) and IPS Sports Club (Tochigi Prefecture) were added to our portfolio. We made full use of the Konami Group’s know-how and track record in the operation of such public facilities, etc., in advancing the promotion of the health of community residents. As a result, the combined number of facilities managed by the Konami Group, including those directly managed or managed on an outsourced basis, was 341 nationwide as of the end of December 2008.

Health products: We launched the AEROWALKER 2200, which combines the functions of professional treadmill walkers into a treadmill for home use; PROTEIN PRO, a protein drink in jelly form; and Mixed Green Vegetables Tablets, which is green juice in tablet form; and we launched HEART TRAINER, which is a wristwatch with a heartbeat-counting feature convenient for measuring the workout load during aerobic exercises. These products are being well received by our customers.

In December 2008, we also made a major renewal of the Konami Sports Club website for mobile phones, launching a new service that allows users to record the content of their exercise and diet, and view and analyze such results with the number of calories consumed or burnt and nutrient balance. Combined with e-XAX, the IT health management system found at Konami Sports Clubs, allows each member’s exercise history at the Konami Sports club to be automatically recorded on the site. We promoted the enrichment of services both within and outside of our facilities through the computerization of health management and new product development.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2008 of this segment amounted to ¥67,737 million (a year-on-year increase of 4.2%).

Gaming & System

In the North American market, Advantage 5, Konami’s five-reel mechanical slot machine continues to be popular. Together with the K2V series video slot machine which has become popular as a standard item, Advantage 5 continues to steadily increase its sales. Sales through participation agreements, which ensure stable revenues, as well as the Konami Casino Management System which provides regular income from maintenance and servicing are also on the increase. This is allowing us to steadily capture a greater market share.

Meanwhile, demand has decreased in the Australian market due to the economic slowdown, restrictions placed in key states on the number of machines installed, effect of smoking restrictions in clubs and pubs and tax code revisions, all of which has impacted sales of Konami slot machines. Amid such a backdrop, we are striving to improve sales by working towards the enhancement of services to existing customers, the steady launch of new products and acquisition of new customers both in and outside Australia. Such efforts include the promotion of the full-fledged adoption of the Konami Casino Management System by major Australian casino groups, following its adoption in North America, and launch of the Advantage 5 mechanical slot machine.

Our gaming machines have been exhibited at various trade shows around the world including the NIGA Convention & Trade Show (April 2008/California); the Global Gaming Expo Asia (June/Macao); Australasian Gaming Expo (August/Sydney, Australia), the largest gaming machine trade fair in the Oceania region; the South American Gaming Suppliers Expo (October/Argentina), the largest gaming trade show in Latin America; and the Global Gaming Expo (November/Las Vegas), which is the world’s largest gaming trade fair. Housing of next-generation machines under development were exhibited in addition to the Konami Casino Management System, which is already highly recognized in North America, and popular standard items such as Advantage 5 and the K2V series, commanded much attention at the exhibits.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2008 of this segment amounted to ¥13,297 million (a year-on-year increase of 5.2%).

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2008:

	Millions of Yen
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Change
Net cash provided by operating activities	¥19,560	¥14,105	¥(5,455)
Net cash used in investing activities	(13,487)	(3,705)	9,782
Net cash used in financing activities	(14,601)	(14,466)	135
Effect of exchange rate changes on cash and cash equivalents	598	(2,536)	(3,134)
Net increase (decrease) in cash and cash equivalents	(7,930)	(6,602)	1,328

Cash and cash equivalents, end of the period	¥49,403	¥45,528	¥(3,875)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the nine months ended December 31, 2008, amounted to ¥45,528 million, a decrease of ¥6,602 million compared to the year ended March 31, 2008, and a year-on-year decrease of 7.8%.

Cash flow summary for each activity for the nine months ended December 31, 2008 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥14,105 million for the nine months ended December 31, 2008, a year-on-year decrease of 27.9%. Despite the increase in net income and the collection amount of sales proceeds, this decrease primarily resulted from an increase in inventories and payments for tax payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥3,705 million for the nine months ended December 31, 2008, a year-on-year decrease of 72.5%. This decrease in the amount used mainly resulted from a decrease in capital expenditures for investments and the proceeds of sales of property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥14,466 million for the nine months ended December 31, 2008, a year-on-year decrease of 0.9%. These financing activities primarily resulted from the redemption of bonds and payments of dividends besides purchases of treasury stock.

3. Outlook for Fiscal Year Ending March 31, 2009

Digital Entertainment

In addition to efforts made in Japan where the digital entertainment is a mature market, we will focus on the North American and European video game markets which are growing steadily. In particular, we will continue to roll out the Winning Eleven (known in the U.S. and Europe as PRO EVOLUTION SOCCER) series on multiple platforms around the world.

Furthermore, in North America, we will focus on music games, which maintain a deep-rooted popularity, and continue to roll out the DanceDanceRevolution series on multiple platforms.

We intend to enrich the lineup of titles distributed online, including Chaotic Eden, a dungeon exploration-type RPG scheduled to begin distribution in South Korea. We will also proactively respond to the online marketing of titles for game consoles with network connectivity, introducing new titles and content original to Konami.

In the arcade video games, we will strive to further enrich and expand the product lineup that uses the e-AMUSEMENT service.

In music games, we will be launching pop’n music 17 THE MOVIE, and we are also scheduled to launch other popular standard series titles such as QUIZ MAGIC ACADEMY VI.

In card games, we will continue to rollout the YU-GI-OH! TRADING CARD GAME series worldwide.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to video game software, arcade video games and card games.

Health & Fitness

Konami’s promotion of health and fitness focuses on the themes, “exercise,” “leisure” and “nutrition.” We therefore develop and provide health-promotion programs that offer guidance in both exercise techniques and nutrition, and also develop effective and highly useful health-related equipment. Our goal is to explore all of the potentials of a wide range of health-promoting services. Furthermore, with more than 300 related facilities, Konami Sports & Life Co., Ltd. is one of the largest operators of sports club facilities in Japan. At the same time, it is a manufacturer that carries out in-house design and production of fitness machines, supplements, and other products. It is characterized by its ability to verify the efficacy of the equipment and products at its sports clubs and reflect the results of such marketing in its next product development. Konami’s basic strategy is to promote its Health & Fitness business by continuing to leverage this strength to the maximum and creating synergy, such as the enrichment of the programs it offers at facilities, computerization of health management and upgrade and expansion of products.

As the decline in consumer spending in Japan continues as a result of the global recession, the health and fitness market environment is expected to see continued intensified competition due to decline in the number of users in the young adult segment and new fitness club openings. The decrease in the number of members per fitness club is also expected to continue. However, we believe that health-consciousness will escalate across Japanese society, thanks in part to the aging of the Japanese population and the introduction of specified healthcare guidance measures, etc., to combat lifestyle diseases taken at the national government level.

We believe that opportunities, such as in fitness club management and healthcare equipment development and sales, will continue to expand under such circumstances. Konami will continue to make full use of its achievements in the fitness facility management in the provision of health promotion programs and development of healthcare equipment that incorporate information technology.

While we renewed the website for mobile phones during this consolidated third quarter accounting period, we will continue to aim for further improvement of products and services and continue to aim to enable members to access the various menus on the website even outside of our facilities, such as through personal computers, mobile phones and healthcare equipment, in order to better manage their health.

Gaming & System

Advantage 5, the five-reel mechanical slot machine, is proving extremely popular in North America, where mechanical slot machines prevail. We will market even more aggressively in other markets, including Australia. At the same time, in connection with the video slot machines that are popular in Australia, we will continue to execute product rollouts and marketing reinforcement of these items with a focus on the K2V series, which is the popular standard there. Furthermore, we will strive to stabilize management by fortifying sales of the Konami Casino Management System, which is already highly recognized in North America, to existing and new markets while also increasing sales through participation agreements and boosting regular income from the maintenance service, etc., of the Konami Casino Management System.

We will further strengthen collaboration in product research and development at our three hubs in North America, Australia and Japan, and by reinforcing our partnerships, we intend to boost management efficiency, develop new products that respond to social changes and people’s preferences, and add value to existing products, while promoting an increase of production and sales. With entertainment, which is Konami’s main business area, as the foundation, we will continue to introduce new products that will be enjoyed to an even greater extent by our customers.

Meanwhile, the sudden slowdown in the global economy due to the spread of financial unrest around the world, decline in personal spending, appreciation of the yen and other factors have brought about a severe business environment surrounding Konami. In light of this stringent circumstance, projected consolidated results for the fiscal year ending March 31, 2009 are revised from the figures released in the Consolidated Financial Results for the Year Ended March 31, 2008, dated May 15, 2008, as follows:

< Consolidated Earnings Forecast for the Fiscal Year 2009, ending March 31, 2009 >

(Millions of Yen)

	Earnings forecast for the fiscal year ending March 31, 2009		March 31, 2008 actual results	Change from March 31, 2008 actual results
	May forecast	Revised forecast
Net revenues	330,000	307,000	297,402	3.2%
Operating income	45,000	39,000	33,839	15.3%
Income before income taxes	44,500	36,000	32,834	9.6%
Net income	26,000	18,500	18,345	0.8%

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2)	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

Effective April 1, 2008, Konami has adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and specifies disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a significant impact on our consolidated results of operations and financial condition.

2.	Other: None

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2007		December 31, 2008		March 31, 2008		December 31, 2008
		%				%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥49,403		¥45,528		¥52,130		$500,143
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥530 million, ¥293 million ($3,219 thousand) and ¥260 million at December 31, 2007, December 31 2008 and March 31, 2008, respectively	45,730		40,470		33,802		444,578
Inventories	26,466		34,690		24,374		381,083
Deferred income taxes, net	19,570		20,066		18,275		220,434
Prepaid expenses and other current assets	11,641		9,840		11,498		108,096

Total current assets	152,810	47.1	150,594	46.0	140,079	43.9	1,654,334
PROPERTY AND EQUIPMENT, net	59,573	18.4	66,648	20.3	66,690	20.9	732,154

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	649		615		659		6,756
Investments in affiliates	6,343		6,388		6,414		70,175
Identifiable intangible assets	38,066		37,808		38,161		415,336
Goodwill	22,518		21,889		21,935		240,459
Lease deposits	26,649		27,855		28,205		305,998
Deferred income taxes, net	1,730		2,494		2,687		27,397
Other assets	15,771		13,393		14,418		147,127

Total investments and other assets	111,726	34.5	110,442	33.7	112,479	35.2	1,213,248

TOTAL ASSETS	¥324,109	100.0	¥327,684	100.0	¥319,248	100.0	$3,599,736

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2007		December 31, 2008		March 31, 2008		December 31, 2008
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥7,807		¥3,286		¥8,115		$36,098
Trade notes and accounts payable	20,828		19,188		20,410		210,787
Accrued income taxes	9,568		7,447		9,523		81,808
Accrued expenses	23,002		21,034		21,934		231,067
Deferred revenue	12,607		15,827		7,848		173,866
Other current liabilities	9,630		7,459		7,283		81,940

Total current liabilities	83,442	25.7	74,241	22.7	75,113	23.5	815,566
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	32,555		36,656		35,613		402,680
Accrued pension and severance costs	2,677		2,660		2,699		29,221
Deferred income taxes, net	12,459		10,779		11,559		118,412
Other long-term liabilities	6,669		8,673		7,181		95,276

Total long-term liabilities	54,360	16.8	58,768	17.9	57,052	17.9	645,589

TOTAL LIABILITIES	137,802	42.5	133,009	40.6	132,165	41.4	1,461,155
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	3,849	1.2	4,864	1.5	4,324	1.4	53,433
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,555,786 shares, 143,500,000 shares and 143,500,000 shares at December 31, 2007, December 31, 2008 and March 31, 2008, respectively	47,399	14.6	47,399	14.5	47,399	14.8	520,696
Additional paid-in capital	77,220	23.8	77,090	23.5	77,078	24.1	846,864
Legal reserve	284	0.1	284	0.1	284	0.1	3,120
Retained earnings	70,348	21.7	83,899	25.6	73,492	23.0	921,663
Accumulated other comprehensive income	5,469	1.7	(1,150)	(0.4)	2,579	0.8	(12,633)
Treasury stock, at cost-6,246,880 shares, 6,038,344 shares and 6,178,443 shares at December 31, 2007, December 31, 2008 and March 31, 2008, respectively	(18,262)	(5.6)	(17,711)	(5.4)	(18,073)	(5.6)	(194,562)

Total stockholders’ equity	182,458	56.3	189,811	57.9	182,759	57.2	2,085,148
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥324,109	100.0	¥327,684	100.0	¥319,248	100.0	$3,599,736

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2007		Nine months ended December 31, 2008		Year ended March 31, 2008		Nine months ended December 31, 2008
		%		%		%
NET REVENUES:
Product sales revenue	¥163,213		¥172,177		¥218,306		$1,891,431
Service revenue	59,533		61,834		79,096		679,271

Total net revenues	222,746	100.0	234,011	100.0	297,402	100.0	2,570,702

COSTS AND EXPENSES:
Costs of products sold	97,207		95,004		131,890		1,043,656
Costs of services rendered	55,229		59,885		73,298		657,860
Selling, general and administrative	42,700		44,410		58,375		487,861

Total costs and expenses	195,136	87.6	199,299	85.2	263,563	88.6	2,189,377

Operating income	27,610	12.4	34,712	14.8	33,839	11.4	381,325

OTHER INCOME (EXPENSES):
Interest income	699		410		894		4,504
Interest expense	(791)		(1,184)		(1,105)		(13,007)
Foreign currency exchange gain (loss), net	(101)		(2,224)		(704)		(24,431)
Other, net	(27)		(11)		(90)		(121)

Other income (expenses), net	(220)	(0.1)	(3,009)	(1.3)	(1,005)	(0.4)	(33,055)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	27,390	12.3	31,703	13.5	32,834	11.0	348,270
INCOME TAXES	11,165	5.0	13,318	5.6	13,080	4.4	146,304
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	16,225	7.3	18,385	7.9	19,754	6.6	201,966
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,159	0.5	593	0.3	1,589	0.5	6,514
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	135	0.1	34	0.0	180	0.1	374

NET INCOME	¥15,201	6.9	¥17,826	7.6	¥18,345	6.2	$195,826

	Yen			U.S. Dollar
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Year ended March 31, 2008	Nine months ended December 31, 2008
PER SHARE DATA:
Basic net income per share	¥110.72	¥129.72	¥133.63	1.42
Diluted net income per share	110.70	129.72	133.57	1.42

Weighted-average common share outstanding	137,282,833	137,422,938	137,290,259
Diluted weighted-average common shares outstanding	137,318,036	137,422,938	137,344,709

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Year ended March 31, 2008	Nine months ended December 31, 2008
Cash flows from operating activities:
Net income	¥15,201	¥17,826	¥18,345	$195,826
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,199	9,555	12,069	104,965
Provision for doubtful receivables	(27)	52	(248)	571
Equity in net income of affiliated company	(135)	(34)	(180)	(374)
Minority interest	1,159	593	1,589	6,514
Deferred income taxes	(3,599)	(2,445)	(3,225)	(26,859)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(16,770)	(11,350)	(7,483)	(124,684)
Decrease (increase) in inventories	(3,415)	(12,414)	(2,117)	(136,373)
Increase (decrease) in trade notes and accounts payable	(2,555)	2,839	(623)	31,188
Increase (decrease) in accrued income taxes, net of tax refunds	7,307	(1,255)	6,845	(13,786)
Increase (decrease) in accrued expenses	2,055	2,093	827	22,992
Increase (decrease) in deferred revenue	6,949	8,009	2,192	87,982
Other, net	4,191	636	2,797	6,987

Net cash provided by operating activities	19,560	14,105	30,788	154,949

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2007	Nine months ended December 31, 2008	Year ended March 31, 2008	Nine months ended December 31, 2008
Cash flows from investing activities:
Capital expenditures	(10,666)	(6,732)	(11,995)	(73,954)
Proceeds from sales of property and equipment	1	1,339	8	14,709
Acquisition of new subsidiaries, net of cash acquired	—	—	(367)	—
Decrease (increase) in lease deposits, net	(2,601)	1,762	(2,627)	19,356
Other, net	(221)	(74)	(378)	(813)

Net cash used in investing activities	(13,487)	(3,705)	(15,359)	(40,702)
Cash flows from financing activities:
Net decrease in short-term borrowings	—	—	(1,869)	—
Repayments of long-term debt	(444)	(444)	(2,969)	(4,877)
Proceeds from issuance of bonds	15,000	—	15,000	—
Redemption of bonds	(20,000)	(5,000)	(20,000)	(54,927)
Principal payments under capital lease obligations	(1,953)	(2,131)	(2,596)	(23,410)
Dividends paid	(7,214)	(7,254)	(7,419)	(79,688)
Purchases of treasury stock by parent company	(22)	(101)	(31)	(1,110)
Other, net	32	464	66	5,097

Net cash used in financing activities	(14,601)	(14,466)	(19,818)	(158,915)
Effect of exchange rate changes on cash and cash equivalents	598	(2,536)	(814)	(27,857)
Net increase (decrease) in cash and cash equivalents	(7,930)	(6,602)	(5,203)	(72,525)
Cash and cash equivalents, beginning of the period	57,333	52,130	57,333	572,668

Cash and cash equivalents, end of the period	¥49,403	¥45,528	¥52,130	$500,143

(4)	Going concern assumption:

None

(5)	Significant changes in stockholders’ equity:

None

(6) Segment Information (Unaudited)

1 . Segment information

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥134,151	¥64,714	¥12,645	¥11,236	¥222,746
Intersegment	261	271	—	(532)	—

Total	134,412	64,985	12,645	10,704	222,746
Operating expenses	106,422	60,268	10,733	17,713	195,136

Operating income (loss)	¥27,990	¥4,717	¥1,912	¥(7,009)	¥27,610

Nine months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥148,491	¥67,517	¥13,297	¥4,706	¥234,011
Intersegment	220	220	—	(440)	—

Total	148,711	67,737	13,297	4,266	234,011
Operating expenses	110,931	65,619	10,790	11,959	199,299

Operating income (loss)	¥37,780	¥2,118	¥2,507	¥(7,693)	¥34,712

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Nine months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,631,231	$741,701	$146,073	$51,697	$2,570,702
Intersegment	2,417	2,417	—	(4,834)	—

Total	1,633,648	744,118	146,073	46,863	2,570,702
Operating expenses	1,218,620	720,850	118,532	131,375	2,189,377

Operating income (loss)	$415,028	$23,268	$27,541	$(84,512)	$381,325

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

2. Geographic information

Nine months ended December 31, 2007	Japan	North America	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥170,476	¥21,555	¥25,055	¥5,660	¥222,746	—	¥222,746
Intersegment	13,626	3,483	33	408	17,550	¥(17,550)	—

Total	184,102	25,038	25,088	6,068	240,296	(17,550)	222,746
Operating expenses	158,664	25,035	23,438	5,606	212,743	(17,607)	195,136

Operating income (loss)	¥25,438	¥3	¥1,650	¥462	¥27,553	¥57	¥27,610

Nine months ended December 31, 2008	Japan	North America	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥167,090	¥35,765	¥27,253	¥3,903	¥234,011	—	¥234,011
Intersegment	19,220	3,082	91	448	22,841	¥(22,841)	—

Total	186,310	38,847	27,344	4,351	256,852	(22,841)	234,011
Operating expenses	158,743	34,873	23,977	4,550	222,143	(22,844)	199,299

Operating income (loss)	¥27,567	¥3,974	¥3,367	¥(199)	¥34,709	¥3	¥34,712

Year ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Nine months ended December 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,835,549	$392,892	$299,385	$42,876	$2,570,702	—	$2,570,702
Intersegment	211,139	33,857	1,000	4,921	250,917	$(250,917)	—

Total	2,046,688	426,749	300,385	47,797	2,821,619	(250,917)	2,570,702
Operating expenses	1,743,854	383,093	263,397	49,984	2,440,328	(250,951)	2,189,377

Operating income (loss)	$302,834	$43,656	$36,988	$(2,187)	$381,291	$34	$381,325

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of the United States.

Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).